Adaptyv Biosystems, Inc.

Financial Statements

From the inception of the company (July 14, 2021) to Nov 17, 2021

Balance Sheet

As of **11/17/2021**

Assets

Cash and Cash Equivalents

Checking Accounts	943,636
Saving Accounts	
Total Cash	943,636

Other Assets

Other Assets	
Total Other Assets	0

Total assets	943,636

Liabilities and Owner's Equity

Current Liabilities

Accounts payable	
Notes payable	
Other Current Liabilities	
Total Current Liabilities	0

Non-Current Liabilities

Long-term Notes Payable	
Loans	
Other Non-Current Liabilities	
Total Non-Current Liabilities	0

Total liabilities	0

Owners' equity

Capital Stock	95
Additional Paid in Capital	1,043,072
Retained Earning	(99,531)

Total owners' equity	943,636
Total liabilities and equity	943,636
Balance check (should be Zero)	0

Income Statement

2021	November	Jul	Aug	Sep	Oct	Total YTD
Income						
Revenue						
Sales		-	-	-	-	-
						-
						-
Total sales		-	-	-	-	-
Cost of sales						
Cost of Goods Sold		-	-	-	-	-
		-	-	-	-	-
		-	-	-	-	-
Total cost of sales		-	-	-	-	-
Gross Margin		-	-	-	-	-
Expenses						
Expenses		-	-	51,417	45,131	*99,531*
		-	-	-	-	-
		-	-	-	-	-
		-	-	-	-	-
Total expenses		-	-	51,417	45,131	*99,531*
Total Profit (Loss)		-	-	(51,417)	(45,131)	*(99,531)*

Cash Flow Statement

Cash Flows from Operating Activities

Net Income (Loss) For The Period	(99,531)
Change in Prepaid Expenses	
Change in Payables	
Net Cash Flows From Operating Activities	(99,531)

Cash Flows From Financing Activities

Capital Contributions	1,043,167
Net Cash Flows From Financing Activities	1,043,167

Cash at Beginning of Period	0
Net Increase (Decrease) In Cash	1,043,167
Cash at End of Period	943,636

Consolidated Statement of Equity

Common Stock

Shares	9,500,000
Amount	$0.00001
Total	95

Preferred Stock

Shares	
Amount	
Total	0

Additional Paid In Capital	1,043,072
Retained Earnings	(99,531)
Total	943,636

Notes to the Financial Statements

As of **11/17/2021**

1. ORGANIZATION AND PURPOSE

Adaptyv Biosystems, Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company develops a novel protein engineering platform to discover and optimize better therapeutic candidates for antibody drugs.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.